Filed by CBOE Holdings, Inc.
pursuant to Rule 425 under the Securities Act of 1933, as amended

Subject Company:  CBOE Holdings, Inc.
Subject Company’s Commission File No.:  333-140574

On August 17, 2007, the Chicago Board Options Exchange, Incorporated issued the following press release.

CBOE News Release

Chicago Board Options Exchange
400 S. LaSalle Street
Chicago, IL  60605

FOR IMMEDIATE RELEASE

NUMEROUS VOLUME RECORDS FALL AS CBOE EXPERIENCES
BUSIEST TRADING DAY IN ITS HISTORY;
VOLUME OF 9.2M CONTRACTS TOPS RECORD SET LAST MONTH,
New Highs Reached In Total Equity And Index/ETF Options Volume

CHICAGO, August 17, 2007 — The Chicago Board Options Exchange (CBOE), the largest options exchange in the U.S., announced the busiest trading day in its 34-year history occurred Thursday, August 16, 2007, when 9,244,732 contracts traded.  Yesterday’s record-setting volume topped CBOE’s previous single day high set on July 26, 2007, when 6,951,111 contracts traded.

Several other volume records were broken on what was an historic day for CBOE and for the entire U.S. options industry, including a new industry wide single-day volume record of 23,745,650 contracts.  The 9.2 million contracts that traded at CBOE accounted for nearly 40% of the industry wide total and represented the highest volume ever traded in one day at any U.S. options exchange.

CBOE’s total volume in Equity options and Index and Exchange Traded Fund (ETF) options also reached new single-day highs.  Equity option volume at CBOE totaled 3,526,260 contracts for the day, surpassing the previous record of 3,191,266 contracts on July 20, 2007; while volume in Index and ETF options totaled 5,718,439 contracts for the day, exceeding the previous record of 4,012,517 contracts set on March 16, 2006.

Yesterday’s trading marked the first time in CBOE history where single-day volume eclipsed the nine million contract mark.  Of the twenty busiest single trading days in CBOE’s 34-year history, eighteen have occurred during 2007, while eight of those eighteen days have come during August.

In addition to the exchange records, a trio of Index and ETF options products established new single-day volume records on Thursday, August 16, 2007.  Trading in options on the S&P 500 Index (SPX) crossed the two million mark for the first time ever with volume of 2,070,573 contracts, beating the previous record of 1,833,022 contracts on March 14, 2007.  A pair of Russell products — the Russell 2000 Index (RUT) and the iShares Russell 2000 Index Fund (IWM) — also established new single-day highs yesterday.  RUT options volume totaled 151,130 contracts for the day, surpassing the previous record of 121,015 contracts on April 6, 2006; volume in IWM options reached 987,870 IWM contracts, topping the previous one-day record of 909,817 contracts traded on August 15, 2007.

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CBOE, the largest options marketplace in the U.S. and the creator of listed options, is regulated by the Securities and Exchange Commission (SEC).  For additional information about the CBOE and its products, access the CBOE website at: www.cboe.com.

CBOE Contact:
Gary Compton
(312) 786-7612
comptong@cboe.com

CBOE®, Chicago Board Options Exchange®, CBOEdirect®, CBOE Volatility Index®, VIX®, XEO® and OEX® are registered trademarks of Chicago Board Options Exchange, Incorporated. SPXSM, XSPSM MNXSM, CBSXSM and CBOE Stock ExchangeSM are service marks of Chicago Board Options Exchange, Incorporated.  CFESM and CBOE Futures Exchange are service marks of CBOE Futures Exchange, LLC.  Dow Jones®, DJIA®, and DIAMONDS® are registered trademarks of Dow Jones & Company, Inc.  Dow Jones Industrial AverageSM and Options on the DowSM are service marks of Dow Jones & Company.  CBOE’s Options on the Dow based on the Dow Jones Industrial Average and financial products based on the CBOE DJIA Volatility Index are not sponsored, endorsed, marketed or promoted by Dow Jones. S&P®, S&P 100®, S&P 500®, and SPDR are registered trademarks of the McGraw-Hill Companies, Inc. and are licensed for use by the Chicago Board Options Exchange, Incorporated pursuant to a License Agreement.  The Russell 2000® Index is a registered trademark of The Frank Russell Company used under license.  Nasdaq®, Nasdaq-100®, Nasdaq-100 Index®, and Nasdaq-100 Index Tracking StockSM are trademarks of The Nasdaq Stock Market, Inc. iShares is a service mark of Barclays Global Investors, N.A. “HOLDRS” and “HOLding Company Depositary ReceiptS” are service marks of Merrill Lynch & Co., Inc.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any state or jurisdiction in which an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

In connection with the proposed restructuring transaction, CBOE Holdings, Inc. (“CBOE Holdings”) has filed certain relevant materials with the United States Securities and Exchange Commission (SEC), including a registration statement on Form S-4. Members are encouraged to read the registration statement, including the proxy statement/prospectus that are a part of the registration statement, because it contains important information about the proposed transaction. Members are able to obtain a free copy of the proxy statement/prospectus, as well as the other filings containing information about CBOE Holdings and the Chicago Board Options Exchange, Incorporated (“CBOE”), without charge, at the SEC’s Web site, http://www.sec.gov, and the companies’ website, www.CBOE.com.  In addition, CBOE members may obtain free copies of the proxy statement/prospectus and other documents filed by CBOE Holdings or the CBOE from CBOE Holdings by directing a request to the Office of the Secretary, CBOE Holdings, Inc., 400 South LaSalle Street, Chicago, Illinois 60605.

CBOE Holdings, the CBOE and their respective directors, executive officers and other employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of CBOE Holdings and of the CBOE will be available in the prospectus/proxy statement when it becomes available.

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